December 31, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:            Asia-Timmons Pierce

                             Jay Ingram

Re:	QuantumScape Corporation

Registration Statement on Form S-1

File No. 333-251433

Withdrawal of Acceleration Request dated December 30, 2020

Ladies and Gentlemen:

QuantumScape Corporation (the “Company”) hereby confirms the oral request made on December 31, 2020 by Anne Giomi of Wilson Sonsini Goodrich & Rosati, P.C. on its behalf regarding its desire to withdraw the above-referenced request for acceleration of effectiveness for the above-referenced Registration Statement on Form S-l (File No. 333-251433) (the “Registration Statement”). The Company will separately request an updated expected date for which to request acceleration of effectiveness of the Registration Statement and has contacted the staff of the Division of Corporation Finance of the Securities and Exchange Commission prior to submitting such request pursuant to Rule 461 of the Securities Act of 1933, as amended.

Please direct any questions or comments regarding this request for withdrawal to Michael J. Danaher at (650) 320-4625, respectively.

Sincerely,

QUANTUMSCAPE CORPORATION

/s/ Kevin Hettrich
Kevin Hettrich
Chief Financial Officer

cc:	Jagdeep Singh

Michael McCarthy

QuantumScape Corporation

Michael J. Danaher

Mark Baudler

Wilson Sonsini Goodrich & Rosati, P.C.